April 15, 2026

Eric Easom
President and Chief Executive Officer
AN2 Therapeutics, Inc.
1300 El Camino Real, Suite 100
Menlo Park, California 94025

       Re: AN2 Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 9, 2026
           File No. 333-294956
Dear Eric Easom:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Richard Kim